Exhibit 11.1

                                INTERCARDIA, INC.

             STATEMENT RE COMPUTATION OF NET INCOME (LOSS) PER SHARE

                                                               Year Ended
                                                              September 30,
                                                         1995              1996

Net income (loss) per
  Consolidated Statements of
  Operations                                         $(2,524,912)        $1,182,865
                                                     ============        ==========


Calculation of weighted average
  number of common shares and
  common share equivalents:
     Common Stock                                      3,500,000          5,637,070
     Series A Preferred Stock                            692,621 (1)        234,045
     Stock options and warrants                          681,826 (2)        169,910
                                                      ----------       ------------
                                                       4,874,447          6,041,025
                                                      ==========       ============
Net income (loss) per common share                    $   (0.52)       $       0.20
                                                      ==========       ============


(1) All of the Series A Preferred shares were issued within one year of the initial filing date of Intercardia's initial public offering and are therefore treated as outstanding in accordance with Staff Accounting Bulletin Topic 4-D.

(2) Includes stock options and warrants granted within one year of the initial filing date of Intercardia's initial public offering, which are treated as outstanding in accordance with Staff Accounting Bulletin Topic 4-D. The amount is net of 60,882 shares that would be repurchased under the treasury stock method.